N E W S R E L E A S E

 February 10, 2010

ASSAY RESULTS AT THE HARENA VMS DEPOSIT, ERITREA

Nevsun Resources Ltd. (TSX: NSU/NYSE AMEX:NSU) is pleased to report the final assays from the seventeen infill diamond drill holes at the Harena deposit within its Bisha exploration license in Eritrea.  Harena lies 9.5 km southwest from the Bisha Main deposit and the exploration license is contiguous to the Company’s Bisha Mining license.

Highlights

•

Third VMS near surface deposit on Bisha

•

Mainly base metal (zinc) with some gold

•

Additional feed for the Bisha mine

The infill drilling took place in the fall, 2009 and was carried out to confirm a previously identified discovery.  Harena was originally selected as a potential exploration target based on an alteration anomaly defined on Landsat imagery.  A subsequent airborne EM survey defined a moderate conductor over a limited strike length on what was interpreted to be the same stratigraphic horizon as the Bisha Main deposit.  Diamond drilling in 2005 intersected various widths of oxide and sulphide mineralization over a strike length of 400 meters confirming the presence of a satellite VMS (volcanogenic massive sulphide) deposit.  As a result of the Company’s efforts to advance the Bisha Main Zone through feasibility and development, the Harena area was left until the fall of 2009 for further exploration.

The results are summarized as follows:

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
H-029	61.50	68.50	7.00	2.71	51.86	1.01	0.14
Incl.	67.50	68.50	1.00	16.60	155.00	0.79	0.03
H-030	118.30	119.30	1.00	0.27	12.00	0.34	2.27
and	148.75	153.00	4.25	0.43	12.01	0.54	2.34
H-031	20.50	44.90	24.40	1.63	8.90	0.06	0.68
Incl.	30.00	35.75	5.75	3.31	10.56	0.03	0.47
Incl.	38.00	43.90	5.90	2.26	10.25	0.05	0.18
H-032	62.57	100.00	37.43	0.13	9.72	0.37	3.51
Incl.	68.00	75.00	7.00	0.11	6.43	0.13	4.21
Incl.	81.00	99.00	18.00	0.13	8.67	0.48	4.58
H-033	105.70	137.70	32.00	0.15	11.19	0.33	5.42
Incl.	106.70	114.70	8.00	0.12	18.88	0.16	7.91
Incl.	127.70	132.70	5.00	0.06	3.20	0.21	6.59
H-034	106.57	134.00	27.43	0.69	39.62	0.74	4.93
Incl.	110.50	121.40	10.90	0.23	19.38	0.52	6.38
Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Incl.	124.80	128.80	4.00	0.10	7.50	0.27	8.32
Incl.	128.80	134.00	5.20	2.62	134.42	1.95	1.35
H-035	36.00	38.00	2.00	1.24	30.50	0.10	0.96
and	42.00	73.00	31.00	2.41	12.71	0.05	0.06
Incl.	49.50	57.00	7.50	3.71	4.60	0.02	0.05
Incl.	58.50	64.00	5.50	4.93	4.73	0.01	0.04
Incl.	67.00	71.50	4.50	3.47	12.67	0.16	0.04
H-036	77.30	115.00	37.70	0.32	27.18	0.74	3.00
Incl.	93.95	102.00	8.05	0.58	38.39	1.59	7.57
Incl.	108.00	113.00	5.00	0.14	6.20	0.41	5.07
H-037	131.50	154.50	23.50	0.61	30.52	1.09	4.50
Incl.	131.50	142.90	11.40	0.33	33.64	1.08	8.51
H-038	150.30	162.60	12.30	0.50	30.91	1.13	3.85
Incl.	150.30	155.30	5.00	0.28	31.40	0.78	8.45
H-040	74.50	94.20	19.70	0.41	23.40	0.65	5.04
Incl.	75.30	83.50	8.20	0.57	34.21	0.97	8.58
Incl.	83.50	88.20	4.70	0.92	39.96	0.99	5.60
H-041	121.00	124.00	3.00	0.19	27.00	0.59	4.51
and	145.20	147.00	1.80	0.54	26.50	0.68	3.26
H-042	167.25	187.00	19.75	0.85	37.20	0.72	3.82
Incl.	167.25	172.00	4.75	0.35	57.40	1.11	5.81
Incl.	172.00	180.00	8.00	0.29	15.00	0.23	5.75
H-043	149.55	160.00	10.45	0.38	19.04	0.51	4.79

Holes 28, 39, and 44 showed no significant mineralization.  Historic holes 1 through 27 were carried out and published in 2005.  The drill hole locations were selected to infill drill the gossanous oxide cap and underlying sulphide structure on 50m spacings.  All holes were done at 45 or 65 degrees.  The results were positive, and have provided added confidence to the widths and grades of the third VMS near surface deposit on the Bisha concession.

A number of dykes have cut the near surface mineralization at Harena making determinations of actual widths of the zone somewhat difficult but have been estimated to range between 5m to 35m over a 400m strike length.  The deposit is hosted by a sequence of felsic to intermediate volcanics with a distinct footwall often containing kyanite and andalusite.  The footwall rocks are often noticeably chloritized.

Nevsun views the Harena deposit as a very likely source of supplemental feed for the processing plant at Bisha which is currently under construction.  Supplemental feed can provide valuable cash flow as an extension to mine life without having to absorb start up plant capital expenses.  A map is attached to this release showing the locations of the holes.

Darin Wasylik, Senior Geologist for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

The Bisha Main zone is a significant gold/copper/zinc deposit that has been developed through feasibility, engineering and construction. It is approximately 50% complete to production, with operations planned to commence in late 2010. The Bisha Main deposit is open at depth and there exists at least two additional satellite deposits within the Company’s exploration and mining licensed areas.

The State of Eritrea is a strong supporter of a responsible mining industry and is a partner with the Company in the ownership and development of the Bisha mine.

Forward Looking Statements:  The above contains statements regarding positive drill results, indications that the Bisha concession may host multiple deposits, the Harena deposit as a potential source of supplemental feed and valuable cash flow, the close relationship between the interpreted graphitic horizon and the Harena massive sulphide, and additional prospects at the Harena area.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. .  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu10-05.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com

MAP:  LOCATIONS OF DRILL HOLES

Harena Deposit
Diamond Drill Program
December 2009
N
W
E
S
0
50
100
meters
334500 mE
334600 mE
334700 mE
334800 mE
334900 mE
335000 mE
335100 mE
335200 mE
335300 mE
1708200 mN
1708100 mN
1708000 mN
1707900 mN
1707800 mN
1707700 mN
1707600 mN
1707500 mN
1707400 mN
1707300 mN
1707200 mN
H-019
H-018
H-030
H-017
H-014
H-013
H-029
H-043
H-028
H-034
H-010
H-033
H-012
H-011
H-009
H-004
H-042
H-032
H-038
H-003
H-037
H-031
H-002
H-015
H-036
H-001
H-035
H-006
H-041
H-005
H-040
H-016
H-039
H-007
H-008
H-020
H-044
Pre-2009 Drill Hole
2009 Drill Hole
Topographical Contour Line
5m intervals